						Exhibit 12.2

KANSAS CITY POWER & LIGHT COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year to Date
	June 30
	2012	2011	2010	2009	2008	2007
	(millions)
Income from continuing operations	$46.0	$135.5	$163.2	$128.9	$125.2	$156.7

Add
Income tax expense (benefit)	19.7	69.1	81.6	46.9	59.8	59.3
Kansas City earnings tax	-	-	0.1	0.2	0.5	0.5
Total taxes on income	19.7	69.1	81.7	47.1	60.3	59.8

Interest on value of leased property	2.7	5.4	5.7	6.0	3.3	3.9
Interest on long-term debt	61.7	118.5	117.9	110.4	79.3	54.5
Interest on short-term debt	2.1	5.1	3.9	5.3	15.2	20.3
Other interest expense and amortization (a)	1.4	5.8	4.2	0.3	1.4	6.8

Total fixed charges	67.9	134.8	131.7	122.0	99.2	85.5

Earnings before taxes on
income and fixed charges	$133.6	$339.4	$376.6	$298.0	$284.7	$302.0

Ratio of earnings to fixed charges	1.97	2.52	2.86	2.44	2.87	3.53

(a)	On January 1, 2007, Kansas City Power & Light Company elected to make an accounting policy change to recognize interest related to uncertain tax positions in interest expense.